EX-99.B15-wrdspcy

                           WADDELL & REED FUNDS, INC.
                         DISTRIBUTION AND SERVICE PLAN
                               FOR CLASS Y SHARES

This Plan is adopted by Waddell & Reed Funds, Inc. (the "Company") pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") to provide for payment by the Company of certain expenses in connection with the distribution of the Company's Class Y shares and the service and maintenance of Class Y shareholder accounts. Payments under the Plan are to be made to Waddell & Reed, Inc. ("W&R") which serves as the principal underwriter for the Company under the terms of an underwriting agreement pursuant to which it shall offer and sell the Class Y shares of each series (each a "Fund") of the Company at net asset value.

Distribution Fee

With respect to each Fund, subject to the limitation on total plan fees set forth below, the Company is authorized to pay to W&R an amount not to exceed on an annual basis .25 of 1% of each Fund's average net assets of its Class Y shares as a "distribution fee" to finance the distribution of that Fund's Class Y shares payable to W&R daily or at such other intervals as the board of directors may determine.

Service Fee

With respect to each Fund, subject to the limitation on total plan fees set forth below, the Company is authorized to pay to W&R an amount not to exceed on an annual basis .25 of 1% of each Fund's average net assets of its Class Y shares as a "service fee" to finance shareholder servicing by W&R or its affiliated companies to encourage and foster the maintenance of shareholder accounts of the particular Fund's Class Y shares. The amounts shall be payable to W&R daily or at such other intervals as the board of directors may determine.

Limitation on Total Plan Fees

With respect to each Fund, the Company is authorized to pay both a distribution fee and a service fee to W&R provided that the total amount of fees paid to W&R pursuant to this Plan shall not exceed on an annual basis .25 of 1% of the average net assets of that Fund's Class Y shares.

NASD Definition

For purposes of this Plan, the distribution fee may be considered as a sales charge that is deducted from the net assets of the Class Y shares of each Fund and does not include the service fee. The service fee may be considered a payment made by the Company with respect to each Fund for personal service and/or maintenance of Class Y shareholder accounts, provided, however, that if the National Association of Securities Dealers, Inc. ("NASD") adopts a definition of "service fee" for purposes of Article III, S26(b) of its Rules of Fair Practice that differs from the definition of "service fee" as used herein, or if the NASD adopts a related definition intended to define the same concept, the definition of "service fee" as used herein shall be automatically amended to conform to the NASD definition.

Quarterly Reports

W&R shall provide to the board of directors of the Company and the board of directors shall review at least quarterly a written report of the amounts so expended of the distribution fee and the service fee paid to it under this Plan with respect to the Class Y shares of each Fund and the purposes for which such expenditures were made with respect to the Class Y shares of each Fund.

Approval of Plan

This Plan shall not become effective as to a Fund until it has been approved by a vote of at least a majority of the outstanding Class Y shares of that Fund (as defined in the Act) and by a vote of the board of directors of the Company and by the directors who are not interested persons of the Company and have no direct or indirect financial interest in the operation of the Plan or any agreement related to this Plan (other than as directors or shareholders of the Company) ("independent directors") cast in person at a meeting called for the purpose of voting on such Plan.

Continuance

This Plan shall continue in effect as to each Fund for a period of one (1) year and thereafter from year-to-year only so long as such continuance is approved by the directors, including the independent directors, as specified hereinabove for the adoption of a Plan by the directors and independent directors.

Termination

This Plan may be terminated at any time by a vote of a majority of the independent directors as to any Fund or by a vote of the majority of the outstanding Class Y shares of that Fund without penalty. On termination, the payment of all distribution and service fees shall cease, and the Company shall have no obligation to W&R to reimburse it for any expenditure it has made or may make to distribute Fund Class Y shares or service Class Y shareholder accounts.

Amendments

This Plan may not be amended to increase materially the amount to be spent for distribution or services without approval by the Class Y shareholders of the affected Fund, and all material amendments of this Plan must be approved in the manner prescribed for the adoption of the Plan as provided hereinabove. The distribution and service fees may, however, be reduced by action of the board of directors without shareholder approval.

Directors

While this Plan is in effect, the selection and nomination of the directors who are not interested persons of the Company shall be committed to the discretion of the directors who are not interested persons of the Company.

Records

Copies of the Plan, agreements and reports made pursuant to this Plan shall be preserved as provided in Rule 12b-1(f) under the Act.